Exhibit 99.1

Descartes Acquires Aljex
Expands Solution Footprint for Freight Brokers and Transportation Providers

WATERLOO, Ontario, February 2, 2018 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired Aljex Software, Inc., a cloud-based provider of back-office transportation management solutions for freight brokers and transportation providers.

Serving freight brokers and transportation providers for over 20 years, Aljex has built a robust platform backed by deep domain expertise.  Used by nearly 400 customers in North America to plan and execute nearly 3 million freight moves per year, the Aljex solutions help customers automate business processes and create electronic documents critical for executing transportation moves. Customers can manage the lifecycle of a shipment from order creation through execution, including real-time tracking with connectivity to the Descartes MacroPoint network.

"Managing the capacity on trucks profitably while meeting increasingly high customer delivery expectations is a complex task," said Tom Heine, CEO of Aljex. "Aljex helps solve the unique problems faced by freight brokers and transportation providers in this demanding environment.  These solutions can also be utilized by large fleet operators looking to broker their own excess capacity and improve truck utilization."

"Descartes has worked with Aljex for a number of years to provide end-to-end solutions for the freight broker community in North America," said Edward J. Ryan, Descartes' CEO. "We now have an opportunity to fully integrate Aljex into the Global Logistics Network. In doing so, we can provide customers with improved access to track shipments and the ability to better utilize increasingly scarce carrier capacity."

Aljex is headquartered in Somerville, New Jersey. Descartes acquired Aljex for $USD 32.4 million in cash, satisfied from Descartes' existing acquisition line of credit.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Aljex and its solution offerings; the potential to provide customers with improved access to track shipments and better utilization of carrier capacity, and other potential benefits derived from the acquisition and Aljex's solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com